Filed Pursuant to Rule 253(g)(2)
File No. 024-10691

FUNDRISE FOR-SALE HOUSING eFUND – LOS ANGELES CA, LLC

SUPPLEMENT NO. 13 DATED DECEMBER 26, 2017
TO THE OFFERING CIRCULAR DATED MAY 10, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC (the “Company”, “we”, “our” or “us”), dated May 10, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Changes in Management Compensation.

Management Compensation

General Explanatory Statement

On December 26, 2017, the Company's Manager updated its expense reimbursement requirements.

Accordingly, the following disclosure updates and replaces the disclosure contained in our Offering Circular to reflect the changes in the Manager's fee structure.

 Management Compensation

Our Manager and its affiliates will receive fees and expense reimbursements for services relating to this offering and the investment and management of our assets. The items of compensation are summarized in the following table. Neither our Manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of our common shares. See “Management Compensation” for a more detailed explanation of the fees and expenses payable to our Manager and its affiliates.

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Form of Compensation and Recipient	Determination of Amount	Estimated Amount

Organization and Offering Stage

Organization and Offering Expenses — Manager	Our Manager has paid and will continue to pay organization and offering expenses on our behalf in connection with the offering of our shares. We will reimburse our Manager for these costs and future organization and offering costs it may incur on our behalf. If we raise the maximum offering amount, we expect organization and offering expenses to be approximately $500,000, or approximately 1.0% of gross offering proceeds.	$500,000 (1)

Acquisition and Development Stage

Acquisition / Origination Fee — Sponsor or its Affiliate (2)	Up to 2.00% of any amounts funded by us, our sponsor or affiliates of our sponsor to acquire or originate real estate properties, excluding any acquisition and origination expenses and any debt attributable to such investments. To the extent we invest in commercial real estate loans, the borrower will pay up to 2.00% of the amount funded by us, our sponsor or affiliates of our sponsor to acquire or originate such commercial real estate loans. We will not be entitled to these fees.	Paid by the co-investors, joint-venture or borrower at closing. Actual amounts are dependent upon the total equity and debt capital we raise; we cannot determine these amounts at the present time.

Reimbursement of Acquisition / Origination Expenses — Manager	We will reimburse our Manager for actual expenses incurred in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not we ultimately acquire or originate the investment.	Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ); we cannot determine these amounts at the present time.

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Operational Stage

Asset Management Fee — Manager (3)	Quarterly asset management fee equal to an annualized rate of 0.85%, which, until December 31, 2018, will be based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our NAV at the end of each prior semi-annual period (or such other period as determined by the Manager in its sole discretion, but no less frequently than annually). This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. The amount of the asset management fee may vary from time to time, and we will publicly report any changes in the asset management fee. To mitigate the effect of our lack of assets, revenue and operating history, our Manager has agreed, for a period until December 31, 2017 (the “fee waiver period”), to waive its asset management fee during the fee waiver period. Following the conclusion of the fee waiver period, our Manager may, in its sole discretion, waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.	Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the results of our operations; we cannot determine these amounts at the present time.

Development Fee - Manager	A quarterly development fee of 5.00% of the total development costs, excluding property; however, we do not intend to charge such development fee unless it is net of the fee being charged by the developer of the for-sale housing project or there is no outside developer of the for-sale housing project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived.	Actual amounts are dependent upon the development costs of the individual for-sale housing projects; we cannot determine these amounts at the present time.

Special Servicing Expenses – Manager or Other Party	We will reimburse our Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. Whether an asset is deemed to be non-performing is in the sole discretion of our Manager.	Actual amounts are dependent upon the occurrence of an asset becoming non-performing, the original value of such asset, and the results of our operations; we cannot determine these amounts at the present time.

Other Operating Expenses — Manager	We will reimburse our Manager for out-of-pocket expenses paid to third parties in connection with providing services to us. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs.	Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

The expense reimbursements that we will pay to our Manager also include expenses incurred by our sponsor in the performance of services under the shared services agreement between our Manager and our sponsor, including any increases in insurance attributable to the management or operation of our Company.

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Liquidation/Listing Stage

Liquidation Fees and Expenses – Manager	We will reimburse our Manager for actual expenses incurred on our behalf in connection with the liquidation of equity investments in real estate, and we will pay up to 1.50% of the gross proceeds from such liquidation if our Manager is acting as the developer or is engaged by the developer to sell the units directly to homebuyer investors (HBIs). Whether to liquidate an equity investment in real estate is in the sole discretion of our Manager.	Actual amounts are dependent upon the liquidation of a real estate asset, and the results of our operations; we cannot determine these amounts at the present time.

(1)       At the election of our Manager, and on a date no earlier than the date we have raised $1,000,000 in this offering, we will start to reimburse our Manager, without interest, for these organization and offering costs incurred both before and after such date. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from this offering; provided, however, no reimbursement shall be made which, as a result of the reimbursement, would cause the net asset value to be less than $10.00 per share. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until our Manager has been reimbursed in full.

(2)       The acquisition/origination fee paid to our sponsor by the joint venture, co-investors, or borrowers, is a percentage of the purchase price of an investment or the amount funded by us to acquire or originate a loan.

(3)       Our Manager in its sole discretion may defer or waive any fee or reimbursements payable to it under the operating agreement. All or any portion of any deferred fees or reimbursements will be deferred without interest and paid when the Manager determines.

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